SOCIAL REALITY, INC.

______________________________________________________

February 7, 2018

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

RE:

Registration Statement on Form S-3

Filed December 8, 2017

File No. 333-221970

Response Dated January 19, 2018

Dear Ladies and Gentlemen:

We are submitting this letter in response to your comments received on January 31, 2018, with regard to the above referenced filing of Social Reality, Inc.  (“Company”).  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guides:

Registration Statement on Form S-3 filed December 8, 2017

Item 11(a). Material Changes, page 14

1.

Based upon the information provided in your response letter, it appears the BIGToken.com project and related activities will likely have a material impact on your future results of operations and financial condition. Therefore, please update your disclosure to discuss your current plans for your BIGToken.com project and related activities, the current and future impact on your results of operations and financial condition, and the material risks. For example:

•

Disclose that you expect your wholly owned Subsidiary will require approximately $5 million through 2018 and an additional $15 million through 2019;

•

Explain that you plan to complete a private placement over the next 12 months to provide some of this additional working capital; and

•

Describe how your financial statements and plans for BIGToken.com project will be affected if you are not able to successfully complete the private placement and successfully register your Subsidiary’s non-voting preferred stock.

SOCIAL REALITY, INC.

______________________________________________________

Response:

We have amended the registration statement on Form S-3 to include a section entitled “Material Changes” where we discuss the current plans, related activities and material risks for the BIGToken project.  As stated in the amended S-3 under “Material Changes,” we do not believe the BigToken project will materially impact our results of operations and financial condition as currently planned.  We view the BIGToken project as no different than any other project that the Company undertakes such as SRAX Auto and SRAX Fan, except for the Affinity Program component.

2.

 In your response, you indicate that you do not believe there will be any material incremental cost associated with the BIGToken.com project.  Please reconcile that statement with the expectation that your Subsidiary will need $20 million over the next two years until it can achieve self-funding.

Response:

The estimated costs previously provided assume that the BIGToken project is (i) undertaken as a stand-alone entity, (ii) is adequately funded independently and (iii) developed on an accelerated basis.  A significant portion of these costs in the first twelve (12) months relate to (i) back office administrative fees, legal and accounting fees, the anticipated spin out and professional fees associated therewith (approximately $460,000), (ii) infrastructure, systems and back office, (approximately $322,500), and (iii) customer acquisition expenses (approximately $2,050,000).  It also assumes there is no revenue in the first twelve (12) months.

In the event that the project is undertaken by Social Reality and not through a stand-alone entity, (i) the project will likely not be developed on an accelerated basis which would reduce customer acquisition expenses to zero, (ii) back office administrative fees and legal and accounting fees are duplicative to those already being incurred by Social Reality, and (iii) there would be no costs associated with infrastructure, systems, back office, customer acquisition or the spin out or professional services associated therewith.

I hope the foregoing addresses the Staff’s concerns. Should you require additional information, feel free to contact the undersigned or Raul Silvestre, our counsel, at 805.402.7494 or via email at rsilvestre@silvestrelaw.com.

Sincerely,

/s/ Christopher Miglino

Christopher Miglino

Chief Executive Officer

Social Reality, Inc.

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